UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)
                       (Amendment No.  1)*

      INFORMATION TO BE INCDLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)



             Gabelli Global Multimedia Trust Inc
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                             -------
                        (Name of Issuer)

                 Common Stock, $0.001 par value
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                             -------
                 (Title of Class of Securities)

                            36239Q109
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                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment LLC
              7050 S. Union Park Center, Ste. 590
                       Midvale, UT 84047
                         (801) 568-1400
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                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                       February 26, 2010
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), (f) or (g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the "purpose" of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                   (Continued on following pages)








CUSIP No.  - 36239Q109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [X ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO, WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER
SHARES                   852,734 shares
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                852,734 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 852,734 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.1%

14      TYPE OF REPORTING PERSON*
        OO







1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO,PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    852,735
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 852,735
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 852,735

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.1%

14     TYPE OF REPORTING PERSON*
        IN








1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     299,300
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  299,300
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 299,300

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%

14      TYPE OF REPORTING PERSON*
         PN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     226,652
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  226,652
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 226,652

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.6%

14     TYPE OF REPORTING PERSON*
        PN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT TOTAL RETURN FUND, LTD

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS

NUMBER OF           7     SOLE VOTING POWER
SHARES                     325,782
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  325,782
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 325,782

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.3%

14     TYPE OF REPORTING PERSON*
        CO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       JOSHUA MASSEY

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                       1,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    86,411
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   86,411

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

14     TYPE OF REPORTING PERSON*
        IA











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       DAVID MASSEY

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,900
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5) 1,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

14     TYPE OF REPORTING PERSON*
        IN











This Amendment No. 1 to the Statement on Schedule 13D amends Items 3 and 5 of the Statement on Schedule 13D by supplementing the information in such Items as originally filed with the Securities and Exchange Commission on January 25, 2010 by the Reporting Persons with respect to the shares of Common Stock of the Gabelli Global Multimedia Trust, Inc. (the "Issuer").



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 852,734 Shares beneficially owned by WILLC is approximately $5,145,126 (including brokerage commissions). The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC's working capital, 299,300 Shares that were acquired with WIHP's invested capital, 226,652 Shares that were acquired with WITRP's invested capital and 325,782 Shares that were acquired with WITRL's invested capital. The aggregate purchase price of the 1 Share owned directly by Mr. Lipson is $5. Mr. Lipson acquired his Share with personal funds.

The aggregate purchase price of the 84,511 Shares in the segregated client accounts which are beneficially owned by Joshua Massey is approximately $607,636 (excluding brokerage commissions). The Shares in the segregated client accounts were acquired with invested capital.

The aggregate purchase price of the 1,900 Shares owned by David Massey is approximately $12,160 (excluding brokerage commissions). David Massey acquired his Shares with personal funds.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a). and (b). The aggregate percentage of Shares reported owned by each person named herein is based upon 13,994,153 Shares outstanding as of June 30, 2009, as reported in the Issuer's Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on September 3, 2009.

As of the close of business on February 26, 2010, WIHP, WITRP and WITRL beneficially owned 299,300, 226,652 and 325,782 Shares, respectively, representing approximately 2.1%, 1.6% and 2.3%, respectively, of the Shares outstanding. WILLC, as the investment manager of WITRL and the general partner of each of WIHP and WTIRP, beneficially owns 852,734 Shares. Mr. Lipson, as the managing member of WILLC, is deemed to beneficially own the 852,734 Shares beneficially owned by WILLC, in addition to 1 Share owned directly by Mr. Lipson, constituting approximately 6.1% of the Shares outstanding. Neither WILLC, Mr. Lipson, WIHP, WITRP, nor WITRL has voting or dispositive control over the Shares beneficially owned by Joshua Massey or David Massey. Neither WIHP, WITRP, nor WITRL has voting or dispositive control over the Shares owned directly by each other or the Shares owned directly by WILLC or Mr. Lipson.

As of the close of business on February 26, 2010, Joshua Massey is deemed to beneficially own the 84,511 Shares owned by the segregated client accounts, and 1,900 Shares owned by David Massey, representing less than 1% of the Shares outstanding. As of the close of business on February 26, 2010, David Massey owned 1,900 Shares, representing less than 1% of the Shares outstanding. Neither Joshua Massey nor David Massey has voting or dispositive control over the Shares beneficially owned by WILLC, Mr. Lipson, WIHP, WITRP, or WITRL.

(c) Schedule B annexed hereto lists all transactions by the Reporting Persons in the Issuer's Shares since the filing of the Schedule 13D. All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.







                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2010

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN FUND LTD
                       By: Western Investment LLC,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ___________________
                       ARTHUR D. LIPSON



                       /s/ Joshua Massey
                       ___________________
                       JOSHUA MASSEY


                       /s/ David Massey
                       ___________________
                       DAVID MASSEY












                           SCHEDULE B

           Transaction Code    Quantity    Trade Date    Price
WIHP        Buy                  3,200     01/25/2010      $6.5592
            Buy                  2,700     01/25/2010      $6.5691
            Buy                  4,600     01/25/2010      $6.5660
            Buy                    700     01/26/2010      $6.5525
            Buy                    700     01/28/2010      $6.4377
            Buy                    500     01/28/2010      $6.3825
            Buy                    900     01/29/2010      $6.4937
            Buy                  2,100     02/01/2010      $6.4319
            Buy                    300     02/04/2010      $6.4085
            Buy                  3,600     02/05/2010      $6.1966
            Buy                  4,200     02/09/2010      $6.3376
            Buy                    200     02/10/2010      $6.2425
            Buy                  2,500     02/11/2010      $6.3584
            Buy                    800     02/12/2010      $6.3273
            Buy                  1,500     02/16/2010      $6.4845
            Buy                  3,300     02/18/2010      $6.5750
            Buy                  2,500     02/19/2010      $6.5930
            Buy                  3,200     02/22/2010      $6.5820
            Buy                  2,600     02/24/2010      $6.5552
            Buy                  2,700     02/25/2010      $6.5494
            Buy                  4,100     02/26/2010      $6.5805


WITRL       Buy                  3,300     01/25/2010      $6.5592
            Buy                  2,600     01/25/2010      $6.5691
            Buy                  4,501     01/25/2010      $6.5660
            Buy                    700     01/26/2010      $6.5525
            Buy                    115     01/27/2010      $6.3785
            Buy                    800     01/28/2010      $6.4377
            Buy                    400     01/28/2010      $6.3850
            Buy                    900     01/29/2010      $6.4937
            Buy                    100     02/01/2010      $6.3885
            Buy                  2,000     02/01/2010      $6.4320
            Buy                    300     02/04/2010      $6.4085
            Buy                  3,600     02/05/2010      $6.1966
            Buy                  4,200     02/09/2010      $6.3376
            Buy                    200     02/10/2010      $6.2425
            Buy                  2,500     02/11/2010      $6.3584
            Buy                    800     02/12/2010      $6.3273
            Buy                  1,500     02/16/2010      $6.4845
            Buy                  3,300     02/18/2010      $6.5750
            Buy                  2,500     02/19/2010      $6.5930
            Buy                  3,200     02/22/2010      $6.5820
            Buy                    400     02/23/2010      $6.5750
            Buy                  2,600     02/24/2010      $6.5552
            Buy                  2,700     02/25/2010      $6.5494
            Buy                  3,900     02/26/2010      $6.5806
            Buy                    100     02/26/2010      $6.5785


WITRP       Buy                  3,400     01/25/2010      $6.5592
            Buy                  2,600     01/25/2010      $6.5691
            Buy                  4,600     01/25/2010      $6.5660
            Buy                    700     01/26/2010      $6.5525
            Buy                    800     01/28/2010      $6.4377
            Buy                    300     01/28/2010      $6.3892
            Buy                    900     01/29/2010      $6.4937
            Buy                    100     02/01/2010      $6.3885
            Buy                  2,100     02/01/2010      $6.4319
            Buy                    200     02/04/2010      $6.4085
            Buy                  3,600     02/05/2010      $6.1966
            Buy                  4,200     02/09/2010      $6.3376
            Buy                    200     02/10/2010      $6.2425
            Buy                  2,600     02/11/2010      $6.3583
            Buy                    900     02/12/2010      $6.3273
            Buy                    100     02/16/2010      $6.3885
            Buy                  1,500     02/16/2010      $6.4845
            Buy                  3,200     02/18/2010      $6.5751
            Buy                  2,500     02/19/2010      $6.5930
            Buy                  3,100     02/22/2010      $6.5820
            Buy                  2,600     02/24/2010      $6.5552
            Buy                  2,800     02/25/2010      $6.5494
            Buy                  4,100     02/26/2010      $6.5805


MR LIPSON   NONE


J MASSEY    Buy                  1,800     01/27/2010      $6.4666
            Buy                    733     01/28/2010      $6.4609
            Buy                    100     01/29/2010      $6.4200



D MASSEY    NONE